SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.,

Dallas, Texas 75202

210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%[1] (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (See Item 2)
(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on December 31, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.2% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies (as previously disclosed and defined in Amendment No. 24 to Schedule 13D filed by the TW Reporting Persons on May 10, 2018) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.5% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of December 31, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Warner Media, LLC (as successor by merger to Time Warner Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%[1] (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)
(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on December 31, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.2% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies (as previously disclosed and defined in Amendment No. 24 to Schedule 13D filed by the TW Reporting Persons on May 10, 2018) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.5% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of December 31, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 4 of 10 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%[1] (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)
(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on December 31, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.2% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies (as previously disclosed and defined in Amendment No. 24 to Schedule 13D filed by the TW Reporting Persons on May 10, 2018) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.5% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of December 31, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 5 of 10 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%[1] (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)
(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on December 31, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.2% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies (as previously disclosed and defined in Amendment No. 24 to Schedule 13D filed by the TW Reporting Persons on May 10, 2018) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.5% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of December 31, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 6 of 10 Pages

Item 1.	Security and Issuer.

This Amendment No. 26 to Schedule 13D (“Amendment No. 26”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D, on April 26, 2016 by Amendment No. 20 to Schedule 13D, on May 11, 2016 by Amendment No. 21 to Schedule 13D, on March 16, 2017 by Amendment No. 22 to Schedule 13D, on February 14, 2018 by Amendment No. 23 to Schedule 13D, on May 10, 2018 by Amendment No. 24 and on June 14, 2018 by Amendment No. 25 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “TW Reporting Persons”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 26 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda. As provided in the Joint Filing Agreement filed as Exhibit No. 99.55 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), to file one Statement on Schedule 13D with respect to their ownership of the Class A Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplanted by the following paragraphs:

The Reporting Persons intend to review on a continuing basis the investment in the Issuer. The Reporting Persons also acknowledge the Issuer’s announcement on March 25, 2019 of its intention to explore and evaluate potential strategic alternatives. The Reporting Persons support that process and intend to support outcomes that result in a value maximizing transaction. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and other matters described below.

Based on the Reporting Person’s review and the Issuer’s process, the Reporting Persons and their affiliates may, subject to certain limitations as described in the Schedule 13D, acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities. Subject to the foregoing, none of the Reporting Persons nor any of their affiliates nor, to the knowledge of the Reporting Persons, any person listed in Annexes A, B, C and D have any present plans or proposals with respect to the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Page 7 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing in its entirety subparagraphs (a) and (b) with the following:

(a) As of the close of business on December 31, 2018 the Reporting Persons beneficially owned 273,471,648 shares of Class A Common Stock (consisting of 162,334,771 shares of Class A Common Stock, and 111,136,877 shares of Class A Common Stock issuable as of December 31, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares (but not yet converted)), representing approximately 75.1% of the outstanding shares of CME Common Stock assuming conversion of the Series B Convertible Redeemable Preferred Shares. Excluding the Shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on December 31, 2018, the Reporting Persons beneficially owned 64.2% of the outstanding shares of CME Common Stock. TW Holdings B.V. may, at its option, convert the Series B Convertible Redeemable Preferred Shares into the number of shares of the Class A Common Stock determined by dividing (x) the accreted stated value of the Series B Convertible Redeemable Preferred Shares plus accrued and unpaid dividends by (y) the conversion price, which is currently approximately $2.42. The Series B Convertible Redeemable Preferred Shares are not subject to further accretion. The 75.1% of CME Common Stock that the Reporting Persons’ beneficial ownership represents has been determined in accordance with Rule 13d-3, and thus was calculated by dividing (a) 273,471,648 shares of Class A Common Stock (the sum of the 162,334,771 shares of Class A Common Stock and the conversion of the Series B Convertible Redeemable Preferred Shares (none of which has been converted by the Reporting Persons)) by (b) 363,990,431 shares of Class A Common Stock (the sum of (i) the 252,853,554 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, both as of February 1, 2019, as disclosed in the Issuer’s annual report on form 10-K for the year ending December 31, 2018 (ii) 111,136,877 shares of Class A Common Stock issuable as of December 31, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares), and such calculation should not be read as an indication of the Reporting Persons intentions with respect to converting the Series B Convertible Redeemable Preferred Shares. None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B, C or D beneficially owns any shares of Class A Common Stock other than as set forth herein.

(b) As of the close of business on December 31, 2018, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 273,471,648 shares of Class A Common Stock. Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the 111,136,877 shares of Class A Common Stock issuable as of December 31, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.5% of the shares entitled to vote on matters voted on at a general meeting other than a Change in Control Event, based on the shares of Class A Common Stock outstanding as of December 31, 2018 and the Series A Convertible Preferred Stock.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2019

AT&T INC.,

by	/s/ David R. McAtee II
Name:	David R. McAtee II
Title:	Sr. Executive Vice President & General Counsel

WARNER MEDIA, LLC,

by	/s/ Pascal Desroches
Name:	Pascal Desroches
Title:	Executive Vice President and Chief Financial Officer

TW MEDIA HOLDINGS LLC,

by	/s/ Manuel Urrutia
Name:	Manuel Urrutia
Title:	Senior Vice President

TIME WARNER MEDIA HOLDINGS B.V.,

by	/s/ Manuel Urrutia
Name:	Manuel Urrutia
Title:	Managing Director

Page 9 of 10 Pages

The information provided in Annex B of the Schedule 13D is hereby amended with the following:

The name, business address and present principal occupation or employment of each of the executive officers of Warner Media, LLC listed below are as set forth below. Except as indicated below, the business address for each such person is c/o Warner Media, LLC, One Time Warner Center, New York, New York 10019. Except as indicated, each person is a citizen of the United States of America. Warner Media, LLC does not have any directors.

ANNEX B

Executive Officers of Warner Media, LLC

Name	Principal Occupation
Pascal Desroches	Executive Vice President and Chief Financial Officer
James H. Meza III	Executive Vice President and General Counsel
Keith Cocozza	Executive Vice President, Corporate Marketing and Communications
Jim Cummings	Executive Vice President and Chief Human Resources Officer
Priya Dogra*	Executive Vice President, Strategy and Corporate Development
Gerhard Zeiler**	Chief Revenue Officer
Robert Greenblatt	Chair, WarnerMedia Entertainment and Direct-to Consumer
Jeff Zucker	Chair, WarnerMedia News & Sports, and President, CNN

During the last five years, to the knowledge of the Reporting Persons, none of their executive officers or directors listed in Annex B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following persons included in Amendment 25 of the Schedule 13D are deleted from Annex B:

Name
Howard M. Averill
Paul T. Cappuccio
Gary L. Ginsberg
Karen Magee
Carol A. Melton
Olaf J. Olafsson

*	Citizen of Canada
**	Citizen of Austria

Page 10 of 10 Pages

ANNEX C

The information provided in Annex C of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below. The business address for each executive officer is c/o Warner Media, LLC, One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation
Priya Dogra*	President
Pascal Desroches	Executive Vice President and Chief Financial Officer

During the last five years, to the knowledge of the Reporting Persons, none of their executive officers or directors listed in Annex C (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

*	Citizen of Canada